Camelot Entertainment Group, Inc.
2020 Main Street, Suite 990
Irvine, CA 92614

April 11, 2007

Via Fax (202) 772-9202
and Edgar

Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Camelot Entertainment Group, Inc.
Registration Statement on Form SB-2
Filed February 2, 2007
File No. 333-140420

Dear Ms. Bancroft:

We are in receipt of your comment letter dated March 1, 2007 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 1 to Form SB-2.

Registration Statement
General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note.

The market price for the Company’s common stock on December 27, 2006 (the “Issuance Date”) was $0.07 per share based on the closing price that day. Using this market price per share, the maximum aggregate dollar value of the 28,094,877 common shares underlying the Notes that the Company has registered for resale is $1,966,641.39.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

In connection with the recent financing and pursuant to a Structuring Agreement, we also issued to Lionheart Associates LLC d/b/a Fairhills Capital warrants representing the right to purchase up to 582,609 shares of our common stock under the same terms as the Warrants issued to the Investors (the “Finder’s Warrants”). We also paid to Lionheart a fee of $120,000 (the “Finder’s Fee”).

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Finder’s Fee(1)	Structuring and Due Diligence Fees(2)	Maximum Possible Interest Payments(3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum First Year Payments(6)	Maximum Possible Payments(7)	Net Proceeds to Company(8)

$120,000	$20,000	$128,109.16	$427,560.18	$32,067.01	$100,967.47	$300,176.17	$860,000
 ____________________

(1)	The Company paid to Lionheart Associates a fee of $120,000 on December 29, 2006 for arranging the financing pursuant to a Structuring Agreement with Lionheart.

(2)	Pursuant to the Securities Purchase Agreement, the Company paid to The National Investment Resources, LLC $20,000 in structuring and due diligence fees in connection with the transaction.

(3)
Maximum amount of interest that can accrue assuming all Notes aggregating $1,000,000 were issued on December 27, 2006 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.07. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 40%. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from December 27, 2006.

(5)
Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(6)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $68,900.46 in interest and $32,067.01 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18.

(7)
Total maximum payments payable by Company, includes finder’s fees of $120,000, structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $365,176.17 and reduce the net proceeds to Company to $792,932.99. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $380,176.17 and reduce the net proceeds to Company to $777,932.99.

(8)
Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $365,176.17 and $380,176.17, respectively, and reduce the net proceeds to Company to $792,932.99 and $777,932.99, respectively.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC.

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.07	$0.036	28,094,877	$1,966,641	$1,011,416	$955,225
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2)
The conversion price per share of our common stock underlying the Notes on the Issuance Date is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.06 was the average), less a 40% discount.

(3)
Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

(4)	Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion of the Notes as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

-
underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We also issued to Selling Stockholders seven year Warrants to purchase an aggregate of 10,000,000 shares of our common stock, exercisable on a cashless basis provided we are not in default of the Notes with the aggregate exercise price of $1,500,000 if exercised on a cashless basis. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

Market Price(1)	Exercise Price(2)	Shares Underlying Warrants(3)	Combined Market Price(4)	Total Exercise Price(5)	Total Possible Discount to Market Price(6)

$0.07	$0.15	10,000,000	$700,000	$1,500,000	$0
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2)
The exercise price per share of our common stock underlying the Warrants is fixed at $0.15 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

(3)
Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4)	Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the conversion price.

(6)
Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 26, 2007.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 3 Years(6)

$1,000,000	$300,176.17	$860,000	$955,225	145.98%	48.66%
 ____________________

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by Company, includes finder’s fees of $120,000, structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $365,176.17 and reduce the net proceeds to Company to $792,932.99. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $380,176.17 and reduce the net proceeds to Company to $777,932.99.

(3)
Total net proceeds to the Company including the $120,000 finder’s fee and $20,000 structuring and due diligence fees. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $365,176.17 and $380,176.17, respectively, and reduce the net proceeds to Company to $792,932.99 and $777,932.99, respectively.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.06 was the average), less a 40% discount. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 26, 2007.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($300,176.17) plus total possible discount to the market price of the shares underlying the Notes ($955,225), plus profit from 10,000,000 warrants in the money as of March 26, 2007 ($0), divided by the net proceeds to the Company resulting from the sale of the Notes ($860,000).

(6)	Calculated by dividing 145.74% (footnote 5) by 3.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming hill issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary.

We have not engaged in any prior securities transactions with the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing;

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.	37,354,598
Number of shares registered for resale by Selling Stockholders or affiliates in prior registration statements.	0
Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares sold in registered resale by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares registered for resale on behalf of Selling Stockholders or affiliates of Selling Stockholders in current transaction.	28,094,877

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. , before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

The Company intends to repay the overlying securities and believes that it will have the financial ability to make all payments on the Notes when they become due and payable. To the best of our knowledge, and based on information obtained from the Selling Stockholders, none of the selling shareholders have an existing short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Other than its issuance and sale of the Notes and the Warrants to the Selling Stockholders, the Company has not in the past three (3) years engaged in any securities transaction with any of the Selling Stockholders, any affiliates of the Selling Stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in the transaction documents filed as Exhibits to our Form 8-K filed January 4, 2007, as amended February 1, 2007 and February 2, 2007, including the (i) the Securities Purchase Agreement, (ii) the Notes and the Warrants and (iii) the Security Agreement, (iv) the Intellectual Property Security Agreement, the Company does not have any agreements or arrangements with the Selling Stockholders with respect to the performance of any current or future obligations.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The method used to calculate the number of shares the Company seeks to register was based on 30% of our 93,649,589 common shares outstanding. The number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the Prospectus.

Selling Stockholders, page11

11.	Please revise your table on page 12 to provide totals for each of the columns.

We have revised the table on page 12 to provide totals for each of the columns.

Signatures

12.	In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

In Amendment No. 1 to Form SB-2, our principal accounting officer has signed in that capacity.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CAMELOT ENTERTAINMENT GROUP, INC.

By: /s/ Robert P. Atwell
ROBERT P. ATWELL
Chief Executive Officer

DISCLOSURE REGARDING OUR RECENT FINANCING AND CONVERSION OF NOTES AND EXERCISE OF WARRANTS

Terms of Financing Documents

Securities Purchase Agreement

On December 27, 2006 (the “Issuance Date”), we entered into a Securities Purchase Agreement with AJW Capital Partners, LLC, AJW Offshore, Ltd., AJW Qualified Partners, LLC and New Millennium Capital Partners II, LLC (the “Investors”), whereby the Investors purchased an aggregate of (i) $1,000,000 in Callable Secured Convertible Notes (the “Notes”) and (ii) warrants to purchase 10,000,000 shares of our common stock (the “Warrants”). The Investors will purchase the Notes and Warrants in two tranches as set forth below:

1.	At closing on December 29, 2006 (“Closing”), the Investors purchased Notes aggregating $600,000 and Warrants to purchase 10,000,000 shares of CMEG common stock; and

2.	Upon effectiveness of the Registration Statement, the Investors will purchase Notes aggregating $400,000.

Under the Securities Purchase Agreement, we are obligated to pay all costs and expenses incurred by us in connection with the negotiation, preparation and delivery of the transaction documents, as well as the costs associated with registering the common shares underlying the Notes being offered in this Prospectus. In addition, we granted the Investors a security interest in substantially all of our assets and intellectual property, excluding Camelot Studio Group and Camelot Film Group, as well as demand registration rights.

Future Capital Raising Limitations. The Company may not, without the prior written consent of a majority-in-interest of the Investors, negotiate or contract with any party to obtain additional equity financing (including debt financing with an equity component) involving the following:

1.	Issuance of common stock at a discount to the market price of such stock;

2.	Issuance of convertible securities that are convertible into an indeterminate number of shares of Common Stock; or

3.	Issuance of warrants during the “Lock-Up Period”, beginning on the Closing Date and ending on the date the Registration Statement is declared effective.

In addition, Investors have a right of first refusal of any future equity offerings (including debt with an equity component) for the period beginning on the Closing and ending eighteen (18) months after the end of the Lock-up Period (the “Right of First Refusal”). The Right of First Refusal provides each Investor an option to purchase its pro rata share of the securities being offered in the future offering on the same terms as contemplated by such Future Offering. For purposes of the Securities Purchase Agreement, discussions relating to financing of the construction of studio facilities with investment banks, commercial banks, investment groups, development partners or individual investors shall not be considered engaging in equity financing.

Notwithstanding the above, such limitations shall not apply to any transaction involving:

1.	issuances of securities in a firm commitment underwritten public offering (excluding a continuous offering pursuant to Rule 415 under the 1933 Act);

2.
issuances of securities as consideration for a merger, consolidation or purchase of assets, or in connection with any strategic partnership or joint venture (the primary purpose of which is not to raise equity capital), or in connection with the disposition or acquisition of a business, product or license by the Company;

3.	Camelot Film Group, Inc. and Camelot Studio Group, Inc., two of the Company’s wholly owned subsidiaries; or

4.
the issuance of securities upon exercise or conversion of the Company’s options, warrants or other convertible securities outstanding as of the date hereof or to the grant of additional options or warrants, or the issuance of additional securities, under any employment agreement, contract, Company stock option or restricted stock plan approved by the shareholders of the Company.

Liquidated Damages. We are liable to pay liquidated damages in shares or cash, at our election, equal to 3% of the outstanding amount of the Notes per month plus accrued and unpaid interest if we breach any (i) covenant set forth in the Securities Purchase Agreement, including the failure to comply with blue sky laws, timely file all public reports, use the proceeds from the sale of the Notes in the agreed upon manner, obtain written consent from the Investors to negotiate or contract with a party for additional financing, reserve and have authorized the required number of common shares or maintain the listing or quotation of our common shares on an exchange or automated quotation system; or (ii) representation or warranty regarding the condition of our company set forth in the Securities Purchase Agreement.

Security Agreement and Intellectual Property Security Agreement

In connection with the Securities Purchase Agreement and as security for the Notes, we executed a Security Agreement and an Intellectual Property Security Agreement granting the Investors a continuing security interest in, a continuing first lien upon, an unqualified right to possession and disposition of, and a right of set-off against, in each case to the fullest extent permitted by law, all of the Company’s right, title and interest in all of our goods, inventory, contractual rights and general intangibles, receivables, documents, instruments, chattel paper, and intellectual property, excluding Camelot Studio Group and Camelot Film Group. Under the Security Agreement and Intellectual Property Security Agreement, events of default occur upon:

▪	The occurrence of an event of default (as defined in the Notes and listed below) under the Notes;

▪	Any representation or warranty we made in the Security Agreement or in the Intellectual Property Security Agreement shall prove to have been incorrect in any material respect when made;

▪
The failure by us to observe or perform any of our obligations under the Security Agreement or Intellectual Property Security Agreement for ten (10) days after receipt of notice of such failure from the Investors; and

▪	Any breach of, or default under, the Warrants.

Warrants

Exercise Terms and Limitation. We simultaneously issued to the Investors seven (7) year Warrants to purchase 10,000,000 shares of our common stock at an exercise price of $0.30. The Investors have contractually agreed to restrict their ability to exercise the Warrants and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such exercise does not exceed 4.99% of the then issued and outstanding shares of our common stock.

Cashless Exercise. If the shares of common stock underlying the Warrants are not registered, then the Investors are entitled to exercise the Warrants on a cashless basis without paying the exercise price in cash. In the event that the Investors exercise the Warrants on a cashless basis, then we will not receive any proceeds.

Anti-Dilution. The Warrants’ exercise price will be adjusted in certain circumstances such as if we issue common stock at a price below market price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.

Notes

Interest, Maturity and Conversion. The Notes bear interest at 8 per annum, mature three (3) years from the issuance date, and are convertible into shares of our common stock at the applicable percentage of the average of the lowest three (3) intraday trading prices for our shares of common stock during the twenty (20) trading day period prior to conversion, but not including the conversion date. The “Applicable Percentage” means 50%; provided, however, that the Applicable Percentage shall be increased to (i) 55% in the event that a Registration Statement is filed within thirty (30) days of the closing, and (ii) 60% in the event that the Registration Statement is declared effective by the SEC.

In the event of full conversion of the aggregate principal amount of the Notes of $1,000,000, we would have to register a total of 27,777,778 shares of common stock. This amount is calculated as follows:

The aggregate principal amount of the Notes is $1,000,000. The estimated conversion price of the Notes is $0.036 based on the following: $0.06 was the average of the lowest three (3) trading prices for our shares of common stock during the twenty (20) trading days prior to the Issuance Date (“Average Common Stock Price”), less a 40% discount. Thus, at a discounted price-per-share of $0.036, 27,777,778 shares of the Company's common stock would be issuable upon conversion of $1,000,000 into common shares of the Company ("Conversion Shares") and would be registered.

There is no limit to the number of shares that we may be required to issue upon conversion of the Notes as it is dependent upon our share price, which varies from day to day. This could cause significant downward pressure on the price of our common stock. The following table shows the effect on the number of shares issuable upon full conversion, in the event the common stock price declines by 25%, 50% and 75% from its most recent trading price.

		Price Decreases By
	12/27/2006	25%	50%	75%
Average Common Stock Price (as defined above)	$0.060	$0.045	$0.030	$0.015
Conversion Price	$0.036	$0.027	$0.018	$0.009
100% Conversion Shares	27,777,778	37,037,037	55,555,556	111,111,111

Conversion Limitation. The Investors have contractually agreed to restrict their ability to convert the Notes and receive shares of our common stock such that the number of shares of our common stock held by them and their affiliates after such conversion does not exceed 4.99% of the then issued and outstanding shares of our common stock.

Call Option. The Notes have a call option, which provides us with the right to prepay the Notes in the event that no event of default exists, there are a sufficient number of shares available for conversion of the Notes and the market price is at or below $0.25 per share. Prepayments are to be made in cash equal to either (i) 120% of the outstanding principal and accrued interest for prepayments occurring within 30 days following the issue date of the Notes; (ii) 130% of the outstanding principal and accrued interest for prepayments occurring between 31 and 60 days following the issue date of the Notes; and (iii) 140% of the outstanding principal and accrued interest for prepayments occurring after the 60th day following the issue date of the Notes. To exercise this right, we must provide to the note holders prior written notice no less than 3 trading days before the exercise date.

Partial Call Option. In the event that the average daily price of the common stock for each day of the month ending on any determination date is below $0.07we have a partial call option which provides us with the right to prepay a portion of the outstanding principal amount of the Notes equal to 104 of the principal amount hereof divided by thirty-six (36) plus one month's interest. Exercise of this option will stay all conversions for the following month. The full principal amount of the Notes is due upon default under the terms of Notes. In addition, we have granted the Investors a security interest in substantially all of our assets and intellectual property as well as registration rights.

Anti-Dilution. The Notes’ conversion price will be adjusted in certain circumstances such as if we issue common stock at a price below market price, except for any securities issued in connection with the Notes, if we pay a stock dividend, subdivide or combine outstanding shares of common stock into a greater or lesser number of shares, or take such other actions as would otherwise result in dilution of the Investors’ position.

Default. An “Event of Default” occurs if we:

▪	Fail to pay the principal or interest when due;

▪	Fail to issue shares of common stock upon receipt of a conversion notice;

▪	Fail to file a registration statement within 45 days following the Closing or fail to have the registration statement effective 135 days following the Closing;

▪	Breach any material covenant or other material term or condition in the Notes or the Securities Purchase Agreement;

▪	Breach any representation or warranty made in the Securities Purchase Agreement or other document executed in connection with the financing transaction;

▪
Fail to maintain the listing or quotation of our common stock on the OTCBB or an equivalent exchange, the Nasdaq National Market, the Nasdaq SmallCap Market, the New York Stock Exchange, or the American Stock Exchange;

▪
Apply for or consent to the appointment of a receiver or trustee for us or any of our subsidiaries or for a substantial part of our of our subsidiaries' property or business, or such a receiver or trustee shall otherwise be appointed;

▪
Have any money judgment, writ or similar process shall be entered or filed against us or any of our subsidiaries or any of our property or other assets for more than $50,000, and shall remain unvacated, unbonded or unstayed for a period of twenty (20) days unless otherwise consented to by the Investors;

▪
Institute or have instituted against us or any of our subsidiaries any bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors; or

▪	Default under any Note issued pursuant to the Securities Purchase Agreement.

Value of Shares Underlying Notes

The maximum aggregate dollar value of the 28,094,877 shares of common stock underlying the Notes that the Company has registered for resale is $1,011,416. This number was based on 30% of our 93,649,589 common shares outstanding as of December 27, 2006 and the estimated conversion price per share of $0.036 ($0.06 was the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the Issuance Date, less a 40% discount). This number equates to 26.21% of our 107,178,388 shares outstanding as of December 31, 2006.

The market price for the Company’s common stock on the Issuance Date was $0.07 per share based on the closing price that day. Using this market price per share, the maximum aggregate dollar value of the 28,094,877 common shares underlying the Notes that the Company has registered for resale is $1,966,641.39.

Fees and Payments Associated with Transaction

In connection with the recent financing and pursuant to a Structuring Agreement, we also issued to Lionheart Associates LLC d/b/a Fairhills Capital warrants representing the right to purchase up to 582,609 shares of our common stock under the same terms as the Warrants issued to the Investors (the “Finder’s Warrants”). We also paid to Lionheart a fee of $120,000 (the “Finder’s Fee”).

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Finder’s Fee(1)	Structuring and Due Diligence Fees(2)	Maximum Possible Interest Payments(3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum First Year Payments(6)	Maximum Possible Payments(7)	Net Proceeds to Company(8)

$120,000	$20,000	$128,109.16	$427,560.18	$32,067.01	$100,967.47	$300,176.17	$860,000
 ____________________

(1)	The Company paid to Lionheart Associates a fee of $120,000 on December 29, 2006 for arranging the financing pursuant to a Structuring Agreement with Lionheart.

(2)	Pursuant to the Securities Purchase Agreement, the Company paid to The National Investment Resources, LLC $20,000 in structuring and due diligence fees in connection with the transaction.

(3)
Maximum amount of interest that can accrue assuming all Notes aggregating $1,000,000 were issued on December 27, 2006 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.07. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 40%. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from December 27, 2006.

(5)
Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(6)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $68,900.46 in interest and $32,067.01 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $1,427,560.18.

(7)
Total maximum payments payable by Company, includes finder’s fees of $120,000, structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $365,176.17 and reduce the net proceeds to Company to $792,932.99. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $380,176.17 and reduce the net proceeds to Company to $777,932.99.

(8)
Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $365,176.17 and $380,176.17, respectively, and reduce the net proceeds to Company to $792,932.99 and $777,932.99, respectively.

Total Possible Profit Selling Stockholders Could Realize

Notes

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the Notes. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC.

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.07	$0.036	28,094,877	$1,966,641	$1,011,416	$955,225
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2)
The conversion price per share of our common stock underlying the Notes on the Issuance Date is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.06 was the average), less a 40% discount.

(3)
Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

(4)	Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion of the Notes as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

Warrants

We also issued to Selling Stockholders seven year Warrants to purchase an aggregate of 10,000,000 shares of our common stock, exercisable on a cashless basis provided we are not in default of the Notes with the aggregate exercise price of $1,500,000 if exercised on a cashless basis. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

Market Price(1)	Exercise Price(2)	Shares Underlying Warrants(3)	Combined Market Price(4)	Total Exercise Price(5)	Total Possible Discount to Market Price(6)

$0.07	$0.15	10,000,000	$700,000	$1,500,000	$0
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (December 27, 2006).

(2)
The exercise price per share of our common stock underlying the Warrants is fixed at $0.15 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

(3)
Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4)	Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the conversion price.

(6)
Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 26, 2007.

Combined Total Possible Profit Selling Stockholders Could Realize

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment. For purposes of this table, we assumed that the aggregate of $1,000,000 in Notes were issued on December 27, 2006, even though the Investors are not obligated to pay to us the second tranche of $400,000 until this registration statement is declared effective by the SEC, and that the Investors exercise all of the in-the-money Warrants, if any, on a cash basis.

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 3 Years(6)

$1,000,000	$300,176.17	$860,000	$955,225	145.98%	48.66%
 ____________________

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by Company, includes finder’s fees of $120,000, structuring and due diligence fees of $20,000, maximum possible interest of $128,109.16 and maximum possible liquidated damages of $32,067.01. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $365,176.17 and reduce the net proceeds to Company to $792,932.99. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $380,176.17 and reduce the net proceeds to Company to $777,932.99.

(3)
Total net proceeds to the Company including the $120,000 finder’s fee and $20,000 structuring and due diligence fees. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $365,176.17 and $380,176.17, respectively, and reduce the net proceeds to Company to $792,932.99 and $777,932.99, respectively.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to the date the Notes were issued on December 27, 2006 ($0.06 was the average), less a 40% discount. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 26, 2007.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($300,176.17) plus total possible discount to the market price of the shares underlying the Notes ($955,225), plus profit from 10,000,000 warrants in the money as of March 26, 2007 ($0), divided by the net proceeds to the Company resulting from the sale of the Notes ($860,000).

(6)	Calculated by dividing 145.74% (footnote 5) by 3.

Prior Securities Transactions with Selling Stockholders

We have not engaged in any prior securities transactions with the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Shares Outstanding Prior to the Transaction

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.	37,354,598
Number of shares registered for resale by Selling Stockholders or affiliates in prior registration statements.	0
Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares sold in registered resale by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares registered for resale on behalf of Selling Stockholders or affiliates of Selling Stockholders in current transaction.	28,094,877

Repayment, Shorting and Prior Transactions with Selling Stockholders

The Company intends to repay the overlying securities and believes that it will have the financial ability to make all payments on the Notes when they become due and payable. To the best of our knowledge, and based on information obtained from the Selling Stockholders, none of the selling shareholders have an existing short position in the Company’s common stock.

Other than its issuance and sale of the Notes and the Warrants to the Selling Stockholders, the Company has not in the past three (3) years engaged in any securities transaction with any of the Selling Stockholders, any affiliates of the Selling Stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in the transaction documents filed as Exhibits to our Form 8-K filed January 4, 2007, as amended February 1, 2007 and February 2, 2007, including the (i) the Securities Purchase Agreement, (ii) the Notes and the Warrants and (iii) the Security Agreement, (iv) the Intellectual Property Security Agreement, the Company does not have any agreements or arrangements with the Selling Stockholders with respect to the performance of any current or future obligations.